Exhibit 99.2
FreeSeas Announces Acquisition of Handysize Vessel for $11 Million;
Expected to be Immediately Accretive to Earnings
Piraeus, Greece, August 18, 2009 — FreeSeas Inc. (NasdaqGM: FREE, FREEW, FREEZ) (``FreeSeas’’ or the ``Company’’), a transporter of dry bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, today announced that it has agreed to purchase a Handysize vessel from an unaffiliated third party for approximately US$11 million. FreeSeas intends to finance the acquisition using cash on hand which was recently raised as part of its follow on equity offering in July of this year. With the acquisition of the new vessel, to be named the Free Neptune, the Company’s fleet increases from nine to ten.
The vessel is a 30,800 dwt Handysize vessel built in 1996 in Japan, and is expected to be delivered to FreeSeas before the end of August.
Mr. Ion Varouxakis, President and Chief Executive Officer, stated, “We are very pleased to have quickly deployed the capital raised in our recent equity offering through our agreement to acquire a quality second-hand vessel through a distressed asset sale process. As we have expressed to the market, we believe that the disruption in the global shipping markets will present very attractive acquisition opportunities for companies like FreeSeas who are able to access capital and deploy it in an efficient manner. As an example, the prompt delivery of this vessel in a favorable chartering position is expected to be immediately accretive to earnings and to generate revenues and income within the current quarter. As a result of FreeSeas’ streamlined operating infrastructure and fixed costs, this vessel acquisition is also expected to lower our per vessel break-even cost. Furthermore, the Free Neptune lowers the average age of our fleet, and will be the Company’s third largest vessel in terms of tonnage.”
Fleet Employment Data

Vessel Name	Dwt	Type	Built	Employment as of August 2009
Free Destiny	25,240	Handysize	1982	Repositioning
Free Envoy	26,318	Handysize	1984	40-50 day spot time charter trip at $7,900 per day through September 2009
Free Goddess	22,051	Handysize	1995
Balance of time charter at $8,000 per day through September 2009 (+50% profit sharing above $10,000); increases to $10,500 per day on September 15, 2009 through January/February 2010 (+50% profit sharing above $12,500 per day)

Free Hero	24,318	Handysize	1995	25-30 day spot time charter trip at $13,000 per day through September 2009
Free Impala	24,111	Handysize	1997	25-40 day spot time charter trip at $8,750 per day through September 2009
Free Jupiter	47,777	Handymax	2002	Balance of time charter at $28,000 per day through March 2010 and $24,000 per day through March 2011
Free Knight	24,111	Handysize	1998	45-65 day spot time charter trip at $7,600 per day through September 2009
Free Lady	50,246	Handymax	2003	Balance of time charter at $51,150 per day through May 2010
Free Maverick	23,994	Handysize	1998	45-50 day spot time charter trip at $8,650 per day through August 2009
TOTAL	268,166

FreeSeas Inc.Page 2
August 18, 2009
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as ``expects,’’ ``intends,’’ ``plans,’’ ``believes,’’ ``anticipates,’’ ``hopes,’’ ``estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:
At the Company
FreeSeas Inc.
Ion Varouxakis, Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
Investor Relations
The Equity Group Inc.
Adam Prior, Vice President
212-836-9606
aprior@equityny.com
www.theequitygroup.com